UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Regencell Bioscience Holdings Limited

(Name of Company)

Ordinary Shares, $0.00001 Par Value

(Title of Class of Securities)

G7487R100

(CUSIP Number)

Yat-Gai Au

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: G7487R100

1	NAMES OF REPORTING PERSON: Regencell (BVI) Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,342,105 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,342,105 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,342,105 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.76%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Percentage is calculated based on the 12,967,105 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP Number: G7487R100

1	NAMES OF REPORTING PERSON: Yat-Gai Au I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,392,584 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,392,584 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,392,584 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.15%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Percentage is calculated based on the 12,967,105 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2021, Mr. Yat-Gai Au, a Hong Kong citizen, and Regencell (BVI) Limited., a limited liability company organized in British Virgin Islands (“Regencell (BVI) Limited,” and together with Mr. Yat-Gai Au, the “Reporting Persons”), with respect to the ordinary shares of Regencell Bioscience Holdings Limited (the “Company”), with par value $0.00001 per share (the “Ordinary Shares”). Except as set forth below, each of the items set forth on the Schedule 13D filed with the SEC on July 20, 2021 is incorporated by reference in this Amendment No. 1 and restated as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 30, 2014, Mr. Yat-Gai Au acquired 10,000 Ordinary Shares of the Issuer in a private transaction pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder. On September 28, 2020, Mr. Yat-Gai Au transferred the 10,000 Ordinary Shares to Regencell (BVI) Limited, which is wholly owned by Mr. Yat-Gai Au. On March 18, 2021, the Issuer issued a convertible note to Mr. Yat-Gai Au in the principal amount of $3,250,000 (the “Note”), pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder, automatically convertible into Ordinary Shares, upon the completion of the Company’s initial public offering, at the same price as the offering price per Ordinary Shares to be issued in the initial public offering to Mr. Yat-Gai Au or his designees.

On May 31, 2021, the Company effectuated a forward split at a ratio of 1,000-for-1 to increase its authorized capital shares from 100,000,000 Ordinary Shares with a par value of $0.01 per share to 100,000,000,000 Ordinary Shares with a par value of $0.00001 per share, or the 2021 Forward Split.

On July 20, 2021, the Issuer issued 342,105 Ordinary Shares to Regencell (BVI) Limited, designee of Mr. Yat-Gai Au, pursuant to the Note. As a result of the 2021 Forward Split and conversion of the Note, Mr. Yat-Gai Au indirectly owns and controls 10,342,105 Ordinary Shares of the Issuer through his 100% ownership of Regencell (BVI) Limited.

Between the filing of Schedule 13D on July 27, 2021 and November 19, 2021, Mr. Yat-Gai Au has used an aggregate of $1,125,807 of his personal funds to effect various purchases of Ordinary Shares made through the Reporting Persons’ Rule 10b-18 Plan.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares described in Item 5(c), and all other Ordinary Shares purchased since the filing of Schedule 13D on July 27, 2021, for investment. The Reporting Persons may make further acquisitions of the Issuer’s Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing and except in Yat-Gai Au’s capacity as the Chief Executive Officer and the chairman of the board of director of the Issuer and the beneficial owner of 10,392,584 Ordinary Shares of the Issuer, as of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Amendment No.1 are incorporated herein by reference.

(c) Other than the acquisition of the shares as reported in this Amendment No.1, no actions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons.

(d) None.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to the Schedule 13D and were incorporated by reference in this Amendment No.1.

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments hereto. A copy of such agreement was attached as Exhibit 7.1 to the Schedule 13D and is incorporated by reference herein.

Regencell (BVI) Limited and Mr. Yat-Gai Au are subject to lock-up agreements with the Maxim Group LLC whereby Regencell (BVI) Limited and Mr. Yat-Gai Au have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Ordinary Shares or similar securities for a period commencing on the date of the underwriting agreement with Maxim Group LLC and ending one hundred and eighty days after such date. Copies of such agreement were attached as Exhibit 7.2 and 7.3 to the Schedule 13D and are incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1*	Joint Filing Agreement, dated November 22, 2021.

Exhibit 7.2	Lock-up Agreement by and between Maxim Group LLC and Mr. Yat-Gai Au, dated July 15, 2021 (incorporated by reference from the Exhibit 7.2 of the Schedule 13D filed on July 27, 2021).

Exhibit 7.3	Lock-up Agreement by and between Maxim Group LLC and Regencell (BVI) Limited, dated July 15, 2021 (incorporated by reference from the Exhibit 7.3 of the Schedule 13D filed on July 27, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2021

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au

Regencell (BVI) Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Sole Director